                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                      OLYMPIC CASCADE FINANCIAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    68158N106
                                 (CUSIP Number)

                              Triage Partners, LLC
                          90 Park Avenue, 39/th/ Floor
                            New York, New York 10016
                                 (212) 697-5200

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 28, 2001
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 68158N106
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Triage Partners, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]*
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      NEW YORK
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            917,193**
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             642,533**
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      917,193**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.4%***
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes 357,533 shares of Common Stock underlying the Company's Series A Convertible Preferred Stock (the "Preferred Stock").
*** Calculated after including the above referenced shares of Common Stock underlying the Preferred Stock in the numerator and the denominator.

                                  SCHEDULE 13D


CUSIP NO.  68158N106
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Martin S. Sands
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]*
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)

 5
      [X]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             917,193**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          642,533**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      917,193**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.4%***
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes 357,533 shares of Common Stock underlying the Company's Series A Convertible Preferred Stock (the "Preferred Stock").
*** Calculated after including the above referenced shares of Common Stock underlying the Preferred Stock in the numerator and the denominator.

                                 SCHEDULE 13D

CUSIP NO. 68158N106
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Steven B. Sands
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             917,193**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   642,533**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      917,193**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.4%***
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes 357,533 shares of Common Stock underlying the Company's Series A Convertible Preferred Stock (the "Preferred Stock").
*** Calculated after including the above referenced shares of Common Stock underlying the Preferred Stock in the numerator and the denominator.

                                  SCHEDULE 13D
                                 (Amendment No.)

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $.02 per share (the "Common Stock"), of Olympic Cascade Financial Corporation, a Delaware corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 875 N. Michigan Avenue, Suite 1560, Chicago, Illinois 60611.

Item 2. Identity and Background.

        Triage Partners, LLC

Triage Partners, LLC ("Triage Partners") is a New York limited liability company with a principal place of business at 90 Park Avenue, 39/th/ Floor, New York, NY 10016. Steven B. Sands and Martin S. Sands are the sole Co-Managers of Triage Partners.

(d) During the last five years, Triage Partners has not been convicted in any criminal proceeding.

(e) During the last five years, Triage Partners has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

        Martin S. Sands

(a) This Statement is being filed by Martin S. Sands.

(b) The business address of Martin S. Sands is c/o Sands Brothers & Co., Ltd. ("Sands Brothers"), 90 Park Avenue, 39/th/ Floor, New York, NY 10016.

(c) Martin S. Sands is the Co-Chairman and Co-Chief Executive Officer of Sands Brothers, a registered broker-dealer with principal offices located at 90 Park Avenue, 39/th/ Floor, New York, NY 10016.

(d) During the last five years, Martin S. Sands has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Martin S. Sands was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto, except as follows: in October 2000, Mr. Sands was censured, fined and suspended by the New York Stock Exchange for a 90-day period from supervisory duties for his failure to reasonably discharge certain supervisory responsibilities at Sands Brothers. Mr. Sands has fully complied with the New York Stock Exchange Order.

(f) Martin S. Sands is a citizen of the United States of America.

            Steven B. Sands


(a) This Statement is being filed by Steven B. Sands.

(b) The business address of Steven B. Sands is c/o Sands Brothers, 90 Park Avenue, 39/th/ Floor, New York, NY 10016.

(c) Steven B. Sands is the Co-Chairman and Co-Chief Executive Officer of Sands Brothers, a registered broker-dealer with principal offices located at 90 Park Avenue, 39/th/ Floor, New York, NY 10016.

(d) During the last five years, Steven B. Sands has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Steven B. Sands, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f) Steven B. Sands is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 below, on December 14, 2001, the Company, Triage Partners and another purchaser entered into a purchase agreement (the "Purchase Agreement") whereby the Company sold to Triage Partners 5,363 shares of the Company's Series A Preferred Stock for a purchase price of $100 per share. Additionally, Triage Partners purchased from Steven A. Rothstein and certain other entities affiliated with Mr. Rothstein (collectively, the "Rothstein Affiliates") 285,000 shares of the Company's Common Stock for an aggregate purchase price of $427,500. Both transactions closed on December 28, 2001 (the "Closing Date").

The total amount of funds required by Triage Partners to acquire the shares of the Company's Series A Preferred Stock and the Common Stock reported in Item 5(a) was provided by Triage Partners' capital available for investment. No part of the purchase was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities, except as follows: SB Mechanical Associates LLC, an affiliate of Sands Brothers, has provided Triage Partners with a $300,000 loan, evidenced by a five year promissory note bearing interest at prime rate, with principal and interest due in one installment. Further, Sands Brothers Group LLC ("SBG"), an affiliate of Sands Brothers, has provided Triage Partners with a $1,000,000 loan, evidenced by (i) a five year promissory note bearing interest at prime rate, with principal and interest due in one installment and (ii) issuance to SBG of a warrant, exercisable for $1,000, to purchase 10% of the equity of Triage Partners.

Item 4. Purpose of Transaction.

On December 14, 2001, Triage Partners entered into the Purchase Agreement whereby the Company sold to Triage Partners and another purchaser an aggregate of 10,725 shares of Company Series A Preferred Stock for an aggregate purchase price of $1,072,500. Triage Partners acquired 5,363 of such shares of Series A Preferred Stock for $536,250. Such shares are convertible into shares of Common Stock at no greater than $1.50 per share, or such lesser amount as the parties may agree and subject to the rules and regulations of The American Stock Exchange (as such amount is finally determined, the "Per Share Price").

Additionally, for a period of seven (7) months from the closing of the Purchase Agreement (the "Escrow Period"), Triage Partners, along with the other purchaser, will maintain on deposit for the benefit of the Company's broker-dealer subsidiary, National Securities Corporation, a Washington corporation ("National"), in accordance with the terms of an Escrow Agreement (the "Escrow Agreement"), an aggregate of $500,000 ($250,000 of which was advanced by Triage Partners) (the "Escrow Amount") to be drawn down by the Company, on an as needed basis, in the event the Company requires additional capital (a) to satisfy the shareholders' equity covenant related to its Clearing Agreement dated as of August 23, 2001, as amended, between First Clearing Corporation and National or (b) for working capital, if the Company does not attain profitability within the Escrow Period. Upon each draw down of the Escrow Amount, if any, the Company will issue such number of shares of Series A Convertible Preferred Stock as payment therefor at the Per Share Price in amounts and denominations in accordance with Triage Partners' and the other purchaser's instructions. Upon expiration of the Escrow Period, the escrow agent will pay Triage Partners and the other purchaser the balance of the Escrow Amount, if any, and accrued interest thereon in accordance with Triage Partners' and the other purchaser's instructions, as more fully set forth in the Escrow Agreement.

In a related transaction, the Rothstein Affiliates entered into a Stock Purchase Agreement (the "Rothstein Agreement") dated as of December 14, 2001 with Triage Partners, whereby Mr. Rothstein and the Rothstein Affiliates sold an aggregate of 285,000 shares of Company Common Stock for an aggregate purchase price of $427,500 (the "Rothstein Sale"). In addition, the Rothstein Affiliates agreed to grant an irrevocable proxy with respect to 274,660 remaining shares of Company Common Stock held by Rothstein and the Rothstein Affiliates for three years, granting Triage Partners certain rights-of-first refusal with respect to the sale of such shares for a period of two years, each subject to certain trading exemptions. The above referenced transactions closed on December 28, 2001.

Item 5.  Interest in Securities of the Issuer.

(a) According to the Company, there were 2,236,449 shares of Common Stock outstanding as of December 14, 2001. Triage Partners is the beneficial owner of 917,193 shares of Common Stock (including 357,533 shares of Common Stock underlying the Company's Series A Convertible Preferred Stock and 274,660 shares over which it was granted an irrevocable proxy, as more fully described in Item 4 above) which represents 35.4% of the outstanding shares of Common Stock.

Martin S. Sands does not directly own any shares of Common Stock. However, because Mr. Sands is a Co-Manager and a member of Triage Partners, Mr. Sands may be deemed to own beneficially the 917,193 shares of Common Stock held by Triage Partners, as described above.

Steven B. Sands does not directly own any shares of Common Stock. However, because Mr. Sands is a Co-Manager and a member of Triage Partners, Mr. Sands may be deemed to own beneficially the 917,193 shares of Common Stock held by Triage Partners, as described above.

(b) Triage Partners, LLC has the power to direct the vote of 917,193 shares of Common Stock and the power to direct the disposition of 642,533 shares of Common Stock. As described above, by virtue of their relationships with Triage Partners, Steven B. Sands and Martin S. Sands may also be deemed to have the power to direct the vote of 917,193 shares of Common Stock and the power to direct the disposition of 642,533 shares of Common Stock.

(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Shares effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the Rothstein Agreement, Mr. Rothstein granted an irrevocable proxy to Triage Partners with respect to the remaining 274,660 shares of common stock, par value $.02 per share, of the Company owned by him (the "Additional Shares"). Triage Partners has the right to vote the Additional Shares, as it determines in its sole discretion, on any matter for a period of three (3) years from December 28, 2001. The right to vote the Additional Shares will include, but not be limited to, the right to vote for or against directors, for or against any proposal of merger or consolidation or for or against any reorganization of the Company. Such proxy will expire upon the earlier of three
(3) years from December 28, 2001 or upon a sale of such Additional Shares to a bona fide third party buyer in an open market transaction. Triage Partners was also granted certain rights-of-first refusal with respect to the sale of such shares for a period of two years, each subject to certain trading exemptions.

Additionally, pursuant to the transactions contemplated in the Purchase Agreement and the Rothstein Sale described in Item 4 above, Steven A. Rothstein, James C. Holcomb, Jr. and D.S. Patel have resigned from the Board of Directors of the Company. In addition, Mr. Rothstein and Robert H. Daskal have resigned as executive officers of the Company. Martin S. Sands, Steven B. Sands, Peter Rettman, Mark Goldwasser, Robert J. Rosan and Andrew Zaro have each been appointed to the Board of Directors of the Company.

Item 7. Material to Be Filed as Exhibits.

         Exhibit 1:  Joint Filing Agreement dated January 4, 2002.

         Exhibit 2: Purchase Agreement by and among Olympic Cascade Financial Corporation, Mark Goldwasser and Triage Partners, LLC dated December 14, 2001.

         Exhibit 3: Stock Purchase Agreement between Steven A. Rothstein, certain other persons or entities and Triage
                     Partners, LLC dated December 14, 2001.

         Exhibit 4: Escrow Agreement by and made among Olympic Cascade Financial Corporation, Triage Partners, LLC and National Securities Corporation dated December 14, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2002


TRIAGE PARTNERS, LLC


By: /s/ Steven B. Sands
    -------------------
Name: Steven B. Sands
Title: Co-Manager

By: /s/ Martin S. Sands
    -------------------
Name: Martin S. Sands
Title: Co-Manager

/s/ Steven B. Sands
-----------------------
Steven B. Sands

/s/ Martin S. Sands
-----------------------
Martin S. Sands